UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. _____)*

                                FOREST OIL CORPORATION
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                                   (Name of Issuer)

                        Common Stock, par value $.10 per share
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                            (Title of Class of Securities)

                                     346091 10 1
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                                    (CUSIP Number)

                                  Stephen V. Burger
                              Carter, Ledyard & Milburn
                       2 Wall Street, New York, New York 10005
                                    (212) 732-3200
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  December 20, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
          (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



           CUSIP No. 346091 10 1

           1   NAME OF REPORTING PERSON:  SAXON PETROLEUM INC.
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  [ ]
                                                                 (b)  [ ]
           3   SEC USE ONLY

           4   SOURCE OF FUNDS:  00

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

           6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Alberta, Canada
            NUMBER OF    7  SOLE VOTING POWER:  5,300,000 shares
              SHARES
           BENEFICIALLY  8  SHARED VOTING POWER:  -0-
             OWNED BY
               EACH      9  SOLE DISPOSITIVE POWER: 5,300,000 shares
            REPORTING
           PERSON WITH   10 SHARED DISPOSITIVE POWER:  -0-

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON: 5,300,000 shares

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             [ ]
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%

           14  TYPE OF REPORTING PERSON:  CO



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          Item 1.   Security and Issuer.

                    The class of equity securities to which this Statement

          relates is the Common Stock, par value $.10 per share (the

           Common Stock ), of Forest Oil Corporation, a New York

          corporation (the  Issuer ).  The principal executive offices of the Issuer are located at 1600 Broadway, Suite 2200, Denver,

          Colorado 80202.


          Item 2.   Identity and Background.

                    This Statement is being filed by Saxon Petroleum Inc.,

          a corporation amalgamated under the laws of the Province of

          Alberta, Canada ( Saxon ).  Saxon's principal business is oil and gas exploration and production in Western Canada.  The address of

          Saxon's principal business and principal office, and the business address of its executive officers listed below, is 1700, 736 6th

          Avenue S.W., Calgary, Alberta T2P 3T7, Canada.

                    Following is information concerning each executive

          officer or director of Saxon:

          1.   Name:     Hugh J. Davis

               Position with Saxon: Chairman of the Board and Director

               Present Principal Occupation:

                         Consultant to the oil and gas industry and director of public and private oil and gas companies

               Residence Address:  141 Sierra Morena Green S.W.
                                   Calgary, Alberta T3H 3E4, Canada

               Citizenship:   Canadian




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          2.   Name: Glen A. Tarrant

               Position with Saxon: President, Chief Executive Officer and
                                    Director

               Present Principal Occupation: Same

               Citizenship:   Canadian


          3.   Name: William J. Wylie

               Position with Saxon: Vice-President and Director

               Present Principal Occupation: Same

               Citizenship:   Canadian


          4.   Name: William A. Brebber

               Position with Saxon: Treasurer and Chief Financial Officer

               Present Principal Occupation:   Same

               Citizenship:   Canadian


          5.   Name: Richard A. Wilson, Q.C.

               Position with Saxon: Secretary

               Present Principal Occupation and Business Address:

                    Partner, McCarthy Ttrault
                    (barristers and solicitors)
                    Suite 3200, 421 Seventh Avenue S.W.
                    Calgary, Alberta T2P 4K9, Canada

               Citizenship:   Canadian


          6.   Name: Martha G. Billes

               Position with Saxon: Director

               Present Principal Occupation and Business Address:

                    President of Albikin Management Inc.
                    (investment holding company)
                    2929 Wolfe Street S.W.
                    Calgary, Alberta T2T 3S1, Canada

               Citizenship:   Canadian

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          7.   Name: David H. Keyte

               Position with Saxon: Director (since December 20, 1995)

               Present Principal Occupation and Business Address:

                    Vice-President and Chief Financial Officer of the Issuer, at its address given in Item 1 above.

               Citizenship:   United States


          8.   Name: Robert S. Boswell

               Position with Saxon: Director (since December 20, 1995)

               Present Principal Occupation and Business Address:

                    President and Chief Executive Officer and Director of the Issuer, at its address given in Item 1 above.

               Citizenship:   United States


          9.   Name: Bulent A. Berilgen

               Position with Saxon: Director (since December 20, 1995)

               Present Principal Occupation and Business Address:

                    Vice-President of Operations of the Issuer, at its address given in Item 1 above.

               Citizenship:   United States



                    During the past five years, neither Saxon nor (to the

          best knowledge of Saxon) any of its executive officers or

          directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar

          misdemeanors), or (ii) a party to a civil proceeding of a

          judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of,

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          or prohibiting or mandating activities subject to, United States federal or state, or Canadian federal or provincial, securities laws, or finding any violation with respect to such laws.


          Item 3.   Source and Amount of Funds or Other Considerations.

                     Pursuant to a Purchase Agreement dated as of October

          6, 1995, between the Issuer and Saxon (the  Purchase Agreement ),

          Saxon acquired 790,000 shares of Common Stock on October 25,

          1995, and an additional 4,510,000 shares of Common Stock on

          December 20, 1995.  Such 5,300,000 shares of Common Stock, in whole or in part, are hereinafter sometimes referred to as the

           Shares.   The Purchase Agreement and all exhibits thereto are

          being filed herewith as Exhibit 1 to this Statement and are hereby incorporated herein by reference.

                    In consideration for the said 790,000 Shares, Saxon

          issued to the Issuer 8,800,000 common shares of Saxon on October

          25, 1995, and in consideration for the said 4,510,000 shares,

          Saxon issued to the Issuer on December 20, 1995, (i) 27,849,474 common shares of Saxon, (ii) 12,300,000 non-voting convertible shares of Saxon, each of which is convertible at the option of the holder into one common share of Saxon at no additional cost,

          and (iii) 5,300,000 warrants, each of which entitles the holder to purchase until December 20, 1998, at the option of the holder,

          either one common share of Saxon or one non-voting convertible share of Saxon, in either case at a price of $.55 (Canadian).  As a result of the foregoing and other transactions provided for in the Purchase Agreement, the Issuer owns approximately 61% of

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          Saxon's equity securities on a fully diluted basis, and approxi-

          mately 49% of Saxon's voting securities, or approximately 53% if all the said 12,300,000 non-voting convertible shares were to be converted into Saxon common shares and all the said 5,300,000 warrants were to be exercised for Saxon common shares.


          Item 4.   Purpose of Transaction.

                    Saxon acquired the Shares as part of a series of

          transactions provided for in the Purchase Agreement, by means of which transactions Forest acquired a controlling interest in

          Saxon.  Management of Saxon determined that such transactions would be the most appropriate means for Saxon to meet its ongoing capital requirements, reduce its current liabilities and fund future growth.

                    Saxon acquired the Shares with the intention of selling

          them at the earliest appropriate opportunity.  In that connec-

          tion, and pursuant to the Purchase Agreement, Saxon and the

          Issuer entered into a Registration Rights Agreement dated as of

          October 24, 1995 (the  Registration Rights Agreement ), in which the Issuer granted Saxon certain demand and  piggy-back  rights to registration under the Securities Act of 1933 for resales of the Shares by Saxon.  The Registration Rights Agreement is being filed herewith as Exhibit 2 to this Statement and is hereby incorporated herein by reference.

                    On December 13, 1995, the Issuer filed a Registration

          Statement on Form S-2 under the Securities Act of 1933 (Registra-

          tion No. 33-64949) in connection with a proposed underwritten

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          public offering of 69,000,000 shares of Common Stock, including all 5,300,000 of the Shares, which were so included pursuant to the Registration Rights Agreement.

                    Apart from the foregoing, neither Saxon nor any person

          named in Item 2 of this Statement (in his or her capacity as a director or officer of Saxon) has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transac-

          tion, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsid-

          iaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the

          Issuer's business or corporate structure; (g) any change in the

          Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

          Exchange Act of 1934; or(j) any action similar to any of the foregoing.  However, such plans or proposals may have been


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          considered, and may from time to time hereafter be considered, by

          David H. Keyte, Robert S. Boswell, and Bulent A. Berilgen, three directors of Saxon named in Item 2 of this Statement, in their capacities as directors and executive officers of the Issuer.


          Item 5.   Interest in Securities of the Issuer.

                    (a) and (b) Saxon is the beneficial owner, with sole

          voting and dispositive power, of 5,300,000 Shares, representing approximately 9.8% of the Common Stock currently outstanding.  To the best knowledge of Saxon, none of its directors or executive officers is the beneficial owner of any shares of Common Stock except: (i) David H. Keyte, who Saxon has been advised is the beneficial owner of 159,455 shares of Common Stock (less than 1%

          of those outstanding), including 140,000 shares issuable upon exercise of options and 7,000 shares issuable upon conversion of

          2,000 shares of the Issuer's $.75 Convertible Preferred Stock;

          (ii) Robert S. Boswell, who Saxon has been advised is the benefi-

          cial owner of 287,178 shares of Common Stock (less than 1% of those outstanding), including 245,000 shares issuable upon exercise of options and 1,055 shares held by his wife and chil-

          dren; and (iii) Bulent A. Berilgen, who Saxon has been advised is the beneficial owner of 143,774 shares of Common Stock (less than

          1% of those outstanding), including 140,000 shares issuable upon exercise of options.

                    (c)  Apart from the acquisition by Saxon of the Shares

          as described in Item 3 above, neither Saxon, nor, to the best of its knowledge, any of its directors and executive officers listed

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          in Item 2 of this Statement, has effected any transactions in the

          Common Stock since October 25, 1995, except David H. Keyte, who on November 1, 1995, acquired 148 shares of Common Stock in payment of a dividend on his shares of the Issuer's $.75

          Convertible Preferred Stock.

                    (d) One of Saxon's banks has the right to receive up to

          $7.5 million (Canadian) from the sale of any Shares as repayment of the outstanding principal amount of a loan.  The Shares are currently pledged as security for such loan.  The number of

          Shares having a current market value of $7.5 million (Canadian)

          is less than 5% of the number of outstanding shares of Common

          Stock.

                    (e)  Not applicable.



          Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

                    Reference is made to Items 3 and 4 of this Statement.


          Item 7.   Material to be filed as Exhibits.

                    Exhibit No.

                         1    -    Purchase Agreement dated as of October
                                   6, 1995 between Forest Oil Corporation
                                   and Saxon Petroleum Inc., including
                                   exhibits.

                         2    -    Registration Rights Agreement dated as
                                   of October 24, 1995, between Forest Oil
                                   Corporation and Saxon Petroleum Inc.







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
                                      SIGNATURE

                    After reasonable inquiry and to the best of its

          knowledge and belief, the undersigned certifies that the

          information set forth in this Statement is true, complete and correct.


          Date: January 2, 1996         SAXON PETROLEUM INC.



                                        By:/s/ Richard A. Wilson
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                                           Richard A. Wilson
                                           Secretary



































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
                                    EXHIBIT INDEX


          Exhibit No.

               1    -    Purchase Agreement dated as of October 6, 1995,
                         between Forest Oil Corporation and Saxon Petroleum
                         Inc., including Exhibits.

               2    -    Registration Rights Agreement dated as of October
                         24, 1995, between Forest Oil Corporation and Saxon
                         Petroleum Inc.







































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